UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-21671

The National Bank of Indianapolis Corporation

(Exact name of registrant as specified in its charter)

107 North Pennsylvania Street, Indianapolis, Indiana 46204 (317) 261-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock (no par value per share)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:        * Please see Explanatory Note below.

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

EXPLANATORY NOTE: The Registrant is a bank holding company and the class of securities to which this certification applies is held of record by fewer than 1,200 persons. The Registrant is relying on Sections 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act, pursuant to instructions issued by the Securities and Exchange Commission.

Approximate number of holders of record as of the certification or notice date: 631

Pursuant to the requirements of the Securities Exchange Act of 1934, The National Bank of Indianapolis has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE NATIONAL BANK OF INDIANAPOLIS

Date: May 24, 2012	By:	/s/ Debra L. Ross
Debra L. Ross
Executive Vice President and
Chief Financial Officer